EXHIBIT 99.1

TD Bank Group Accelerates CEO Transition; Announces Board and Committee Renewal

•	Raymond Chun to become Group President and CEO on February 1, 2025
•	Board adopts new term limits; five directors to retire at 2025 Annual Meeting of Shareholders
•	Four new directors to stand for election at 2025 Annual Meeting of Shareholders
•	New chairs appointed for four of five Board committees

TORONTO, January 17, 2025 /CNW/ - TD Bank Group (“TD” or the "Bank") (TSX: TD) (NYSE: TD) today made the following announcements.

CEO Transition

Raymond Chun, currently Chief Operating Officer, will be appointed Group President and Chief Executive Officer (CEO) on February 1, 2025, accelerating the previously announced transition date of April 10, 2025.

Upon Mr. Chun's appointment, Bharat Masrani will retire as Group President and CEO and from the Board of Directors (the "Board"). Mr. Masrani will remain available to the Bank in an advisory capacity until July 31, 2025; during the transition, he will provide continuity on the Bank's critical Anti-Money Laundering (AML) remediation effort.

“Ray has moved quickly and decisively to launch a review of our strategy, operations, and investments, and has engaged with customers, clients and colleagues across the Bank. We are excited to have Ray take the helm and lead TD into the future," said Alan MacGibbon, Chair of the Board, TD Bank Group. "I want to once again extend the Board's thanks to Bharat for his almost four decades of service to the Bank and for his many contributions to TD's success. We wish him the very best in his upcoming retirement."

Board Renewal

The Board has also approved amendments to its Corporate Governance Guidelines to reduce the discretionary director term extension from five years to two years after an initial 10-year term. In keeping with this new policy, Amy Brinkley, Colleen Goggins and Karen Maidment will retire from the Board at the 2025 Annual Meeting of Shareholders scheduled for April 10, 2025. Claude Mongeau and Brian Ferguson have elected not to seek an extension under the new policy and will also retire at the shareholders’ meeting. Other than Mr. MacGibbon, the remaining incumbent directors have joined the Board since 2020.

Mr. MacGibbon has informed the Board that he will step down as Chair and retire as a director by December 31, 2025. The Corporate Governance Committee has initiated a Chair succession process. Until a new Chair is selected, Mr. MacGibbon will provide continuity as he guides the Board's renewal and supports a successful CEO transition.

Four new, highly qualified leaders with experience in global banking, governance, risk management, and regulatory compliance will stand for election at the Bank's upcoming 2025 Annual Meeting of Shareholders:

•	Elio Luongo served as Chief Executive Officer of KPMG Canada, and was a member of the KPMG International Board. He has advised some of Canada's largest companies and boards, and brings a deep understanding of global markets, geopolitical risk and complex regulatory environments to the Board.

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•	Nathalie Palladitcheff served as Chief Executive Officer of Ivanhoé Cambridge, the real estate portfolio of CDPQ, a global investment group with approximately $452 billion in assets under management, and was a member of the CDPQ executive and investment committees. She brings global investment, sustainability and management expertise to the Board.

•	Frank Pearn served as Global Chief Compliance Officer and Firmwide Operational Risk Executive for JP Morgan Chase and Co. He brings global experience in banking, compliance, conduct and operational risk management, including AML, technology and cybersecurity risks, and market conduct programs to the Board.

•	Paul C. Wirth served as Deputy Chief Financial Officer and Global Controller and Chief Accounting Officer for Morgan Stanley. He brings more than four decades of financial and global banking experience, including as National Managing Partner – Banking and Finance Practice for Deloitte & Touche LLP in the U.S., to the Board.

"We are pleased to have attracted highly experienced leaders with global perspective and diverse skills to the Board," said Mr. MacGibbon. “I want to thank all retiring directors for their years of service to the Bank and for their tremendous efforts to guide TD through a challenging period.”

Following the election of the Bank’s director nominees at the 2025 Annual Meeting of Shareholders, Board Committees will be reconstituted, and new Committee Chairs appointed.

•	Cherie Brant, director since 2021, will be appointed Chair of the Corporate Governance Committee.
•	John MacIntyre, director since 2023, will be appointed Chair of the Human Resources Committee.
•	Keith Martell, director since 2023, will be appointed Chair of the Risk Committee.
•	Jane Rowe, director since 2020, will be appointed Chair of the newly constituted Remediation Committee.
•	Nancy Tower, director since 2022, will continue to serve as chair of the Audit Committee, having been appointed in 2023.

Executive Accountability and Compensation

TD has adjusted executive compensation to reflect the seriousness of the U.S. AML failures, the associated costs to the Bank, and the limitations imposed on the U.S. retail business. Forty-one executives, including many who are no longer with the Bank, received reductions to their variable compensation, totaling $30 million, including those with leadership responsibility for front line operations, control functions, and internal audit.

While progress was made on a number of strategic initiatives and objectives in 2024, the AML matter had a significant impact on the Bank. Mr. Masrani, as CEO during the relevant period, received no cash incentive award or equity compensation for 2024. This resulted in Mr. Masrani's 2024 total direct compensation being reduced by 89%, from $13,271,000 in 2023 to $1,500,000 in 2024. This is in addition to the $1,000,000 reduction made in 2023.

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In addition, in light of the AML matter and Bank's overall financial performance, variable compensation for 2024 was reduced by at least 25% from target for all other members of the Senior Executive Team.

Further details of these adjustments and 2024 compensation for all named executive officers will be outlined in the Bank’s Management Proxy Circular for the upcoming 2025 Annual Meeting of Shareholders, expected to be made available on or around March 4, 2025.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.9 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had $2.06 trillion in assets on October 31, 2024. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Information

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2024 MD&A”) in the Bank’s 2024 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2025 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements.

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Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates (including the economic, financial, and other impacts of pandemics); geopolitical risk; inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the Bank’s ability to satisfy the terms of the global resolution of the civil and criminal investigations into the Bank’s U.S. BSA/AML program; the impact of the global resolution of the civil and criminal investigations into the Bank’s U.S. BSA/AML program on the Bank’s businesses, operations, financial condition, and reputation; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; the risk of large declines in the value of Bank’s Schwab equity investment and corresponding impact on TD’s market value; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes in foreign exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.

The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” or “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com.

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All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”, under the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

For further information contact:

TD Investors:

Brooke Hales

Vice President, Investor Relations, TD Bank Group

416-307-8647

Brooke.hales@td.com

Media:

Elizabeth Goldenshtein

Senior Manager, Corporate Communications, TD Bank Group

416-994-4124

Elizabeth.goldenshtein@td.com